Exhibit 77D

ROYCE CAPITAL FUND

Royce Micro-Cap Portfolio

        On April 29, 2014, The Board of Trustees of Royce Capital Fund voted to revise the non-fundamental investment policies of Royce Micro-Cap Portfolio, effective May 1, 2014, to lower the amount of the Fund’s assets permitted to be invested in foreign securities from 35% to 25% of the Fund’s net assets.